Exhibit 99.1

ESTRE AMBIENTAL, INC. REPORTS 2017 FULL-YEAR RESULTS

ADJUSTED EBITDA INCREASES 7 PERCENT TO R$414 MILLION FROM A MODESTLY LOWER SALES BASE

São Paulo, Brazil – June 20th, 2018 – Estre Ambiental, Inc. (NASDAQ: ESTR) (“Estre” or “Company”), one of the leading waste management companies in Latin America, today announced financial results for its full year ended December 31, 2017. The results are stated in Brazilian Reais (“R$”) and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, except as otherwise indicated.

2017 Results Highlights

•
Net revenues in 2017 declined 2.0 percent, from R$1,393 million in 2016 to R$1,365 million in 2017. Higher sales to commercial and industrial clients and from landfill operations were more than offset by lower sales to the oil and gas segment.  Sales to public collections clients were down modestly, with timing delays on certain new contracts deferring those revenues into fiscal year 2018.

•
Net Income in 2017 was a profit of R$52 million from a loss of R$361 million in 2016. This improvement was attributable in large part to R$373 million in deferred tax assets recognized in 2017 in the context of our participation in the tax refinancing program offered by the Brazilian Federal Government. Adjusted EBITDA increased to R$414 million in 2017 from R$386 million in 2016, as lower costs and expenses more than compensated for the decrease in revenues. Adjusted EBITDA Margin improved from 28 percent in 2016 to 30 percent in 2017.

•
Estre completed its business combination with Boulevard Acquisition Corp II, and received a cash investment of US$140 million as a result of the transaction.  The majority of the proceeds were used to reduce and to restructure the Company’s debt, resulting in a Net Financial Debt/EBITDA leverage of 3.3x.

Selected Operating and Financial Highlights

Non-recurring events such as our participation in two tax refinancing programs offered by the Brazilian Federal Government for a limited period of time in 2017, our business combination with Boulevard Acquisition Corp II and the findings of our internal evaluation process regarding supplier relationships have affected our 2017 results. In order to not distort comparability between periods and to show additional meaningful information to investors to demonstrate the operating performance of our core business, we present certain non-IFRS measures to eliminate the effects of these events that our management considers to be isolated in nature.

Table A  annexed to this earning release provides detailed information describing the impact of these events that our management considers to be non-recurring and reconciles these non-IFRS metrics to our IFRS numbers for the fiscal years 2017 and 2016. Whenever we mention a measure as “Adjusted”, we will be referring to the numbers indicated on Table A annexed hereto.

Highlights (in R$ million)	2016 Restated	2017	Chg.

Net Revenues	1,393	1,365	-2.0%
Growth
Operating Costs	879	843	-4.1%
% of Net Revenues	63%	62%
Net Income	(361)	52	114.5%
% of Net Revenues	-26%	4%
CAPEX (1)	120	144	19.7%
% of Net Revenues	9%	11%

Adjusted Operating Costs (2)	883	817	-7.4%
% of Net Revenues	63%	60%
Adjusted Operating Expenses (2)	125	134	7.4%
% of Net Revenues	9%	10%
Adjusted EBITDA (2)	386	414	7.3%
% of Net Revenues	28%	30%

Adjusted EBITDA - CAPEX	266	270	1.7%
% of Net Revenues	19%	20%

(1) CAPEX is Acquisition of PP&E as stated in Cash Flows excluding Advances to Suppliers and including Capital contribution in subsidiaries
(2) Adjustments detailed in Table A of Annex

 “Business performance in 2017 remained solid with Adjusted EBITDA growing 7 percent,” Estre Chief Executive Officer Sergio Pedreiro noted. “This result was achieved despite a modest decrease in net revenues compared with the prior year.  Growth in our strategic landfill operations and higher sales to commercial and industrial clients were more than offset by weaker sales to a less active oil-and-gas industry in Brazil.”

“Estre is well positioned to succeed as a leading full-service company in the waste management industry in Brazil, Pedreiro said. “It is our commitment to execute against that opportunity and leverage our leadership position more aggressively.  There is a long runway of underserved demand, and we are uniquely positioned to service that demand through our culture of compliance, our full-service offerings, our operational excellence, and our enhanced capital structure.”

FISCAL YEAR 2017 RESULTS

Revenues by Segment

Net Revenues (in R$ million)	2016 Restated	2017	Chg.
Collection & Cleaning Services	922	929	0.7%
Public	843	831	-1.5%
C& I	79	98	24.2%
Landfills	450	455	1.2%
O& G	63	26	-58.9%
Value Recovery	42	57	35.5%
Total (1)	1,393	1,365	-2.0%

(1) Considers Elimination of intersegment transactions entered into the ordinary course of the business R$84 million (in 2016) and R$102 million (in2017)

Revenues in 2017 were R$1,365 million, a 2 percent decline in comparison with net revenues of R$1,393 million in 2016 mainly due to a decline in revenues from the Oil and Gas segment, resulting from reduced activity in the oil sector in Brazil.

Landfills revenues increased by 1.2 percent in 2017 versus 2016. The 2016 Landfills revenue was positively impacted by a R$37 million one-time benefit of a catch-up in pricing in relation to our contract with the city of Maceio. Eliminating the effects of such event in connection with our Maceio contract in 2016, our Landfills segment revenue for 2017 would have increased by 10.3 percent.

Collection revenues increased by 0.7 percent in 2017 versus 2016. In 2017, our collection contract with the city of São José dos Campos was terminated coupled with a partial termination of our collection contract with the city of Aracaju in circumstances we consider atypical. If we excluded the revenues from these two contracts for both 2016 and 2017, Collection revenue would have increased 4.5% instead.

Adjusted Operating Costs

Adjusted Operating Costs, which reflects the company’s operating costs of services as reported on our income statement, excluding depreciation and amortizations charges, and adjusted to disregard the impacts of non-recurring events presented in Table A annexed hereto, decreased by R$65 million or 7 percent, from R$883 million in 2016 to R$817 million in 2017. This improvement was the result of cost management and operational improvements, particularly in the landfills business.

The consolidated Adjusted Gross Margin, which we calculate as Net Revenues minus Adjusted Operating Costs divided by Net Revenues, in 2017 improved 3.5 percentage points from 36.6 percent in 2016 to 40.1 percent in 2017.

Adjusted Operating Expenses

Adjusted Operating Expenses, which reflects the Company’s operating expenses as reported on our income statement, excluding depreciation and amortizations charges, and adjusted to disregard the impacts of non-recurring events presented in Table A, increased by R$9 million or 7.4 percent, from R$125 million in 2016 to R$134 million in 2017.  This increase was mainly impacted by a net reversal in the allowance for doubtful accounts in 2016 compared to an increase in allowance for doubtful accounts in 2017.

Adjusted EBITDA and Net Income

Net Income improved to R$52 million in 2017 from a loss of R$361 million in 2016. Adjusted Net Income for 2017 was a loss of R$36 million compared to a loss R$ 153 million in 2016. Adjusted results improved because of higher operating margins and lower tax expenses associated with temporary differences.

Adjusted EBITDA increased 7.3 percent year-over-year to R$414 million in 2017, primarily from cost reductions and operational efficiencies. Adjusted EBITDA Margin, which we calculate as Adjusted EBITDA divided by Net Revenues, was 30.3 percent in 2017, up from 27.7 percent in 2016. The Adjusted EBITDA Margin was higher than normal because of both the lower revenue growth and proactive management of costs in anticipation of lower than expected revenues in 2017.

Cash and Equivalents and Capital Allocation

Cash and cash equivalents at December 31, 2017, were R$85 million compared with R$31 million at December 31, 2016, an increase of R$54 million. Adjusted EBITDA less capital expenditures for 2017 was R$270 million, practically unchanged from R$266 million in 2016.

The Company is committed to continue to lower its leverage, primarily through internal cash flow generation, with a goal of achieving a Net Debt-to-EBITDA ratio of 2x or lower, deploying capital efficiently for growth while preserving financial flexibility.

Tax Expense

In May 2017, Estre entered into the Brazilian Tax Regularization Program (known as PRT/PERT), a tax amnesty plan offered by the federal government, which allowed, for a limit period of time, Brazilian companies to settle existing tax debts. The program allowed the partial settlement of tax debts with the use of tax credits and/or the use of tax loss carry forwards, as well as the payment of the remaining balance in installments.

Internal Evaluation Process

Following the receipt of tax infringement notices at the conclusion of 2017 and the search by the Brazilian federal police of our corporate offices and the premises of Soma on March 1, 2018 as part of the so-called Operation Descarte, we conducted an internal evaluation process at the direction of a newly constituted Special Committee comprised of independent members of our board of directors. The specific purpose of this process was to evaluate the integrity of our supply relationships and related matters across our organization, including at Soma and our other joint ventures. In accordance with our zero tolerance policy, corrective actions were taken immediately, mainly a significant change in our organization structure at Soma. Based on the findings of this internal evaluation process, we restated our audited financial statements for the years ended December 31, 2015 and 2016 to reflect several adjustments in relation to payments made in the past for certain goods and services with insufficient evidence that such goods and services were provided.

FY 2018 FIRST-HALF AND FULL-YEAR OUTLOOK

“We are already seeing the benefit of the new collections contracts coming on line in the first half of 2018, and expect to see a 7-to-8 percent growth in revenues in the first-half of 2018 when compared with first-half revenues of 2017,” Chief Executive Officer Sergio Pedreiro said. “For the second half of 2018 we believe we will be able to keep the same pace of growth in the ongoing business. However, considering that São Paulo contract was recently extended for six months based on new terms that included reductions in both volume and price, the expected growth for the full year of 2018 should be in the low single digit range. We expect Adjusted EBITDA Margins to return to the mid 20-percent range as we absorb the unfavorable impact of São Paulo contract renewal terms as well as the added costs and expenses of operating as a public company.”

INFORMATION ABOUT THE CONFERENCE CALL, THE LINK TO WHERE THIS DOCUMENT CAN BE FOUND AND INVESTORS RELATIONS AND PRESS RELATIONS.

Conference call will be held in June 20th, 2018 at 8:30 am (EST).
Investors and other stakeholders may access the conference call by dialing 877-407-0792 toll free in the U.S. or 1-201-689-8263 internationally. A replay of the call will be available through July 27th, 2018 by dialing 844-512-2921 toll fee in the U.S. or 1-412-317-6671 internationally, using conference ID 13679719.

Contacts

Investor Relations
ir@estre.com.br
+55 11 3709-2358

Media Relations
press@estre.com.br
+55 11 3709-2421

About Estre

Estre Ambiental, Inc. is the publicly traded parent company of Estre Ambiental S.A. following the December 22, 2017 transaction with Boulevard Acquisition Corp II. Estre trades its ordinary shares and warrants on the NASDAQ under the symbols “ESTR” and "ESTRW” respectively. Estre is one of the leading waste management companies in Brazil and Latin America, as measured by disposal capacity, collection volume and market share. Estre provides collection, transfer, recycling and disposal services to more than 31 million people in six Brazilian states where approximately 45% of Brazil’s population is concentrated. Estre’s landfill operations, which are currently focused around 13 strategically located landfills, dispose of approximately 6.0 million tons of waste annually. Estre also expects to add four additional landfills to its operations over the next several years. Estre’s waste management infrastructure also includes two landfill gas-to-energy facilities with an installed capacity of approximately 14 MW, as well as three hazardous and medical waste facilities

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding forecasts of financial and performance metrics, projections of market opportunity, macroeconomic outlook and the expected benefits of the proposed business combination. These statements are based on various assumptions and on the current expectations of Estre management and are not predictions of actual performance. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, political and business conditions in Brazil; potential government interventions resulting in changes to the Brazilian economy, applicable taxes and tariffs, inflation, exchange rates, interest rates and the regulatory environment; changes in the financial condition of Estre’s clients affecting their ability to pay for its services; the results of competitive bidding processes, which could lead to the loss of material contracts or curtail Estre’s expansion efforts; the outcome of judicial, administrative  and tax proceedings to which Estre is or may become a party or governmental investigations to which Estre may become subject that could interrupt or limit Estre’s operations, result in adverse judgments, settlements or fines and create negative publicity; changes in Estre’s clients’ preferences, prospects and the competitive conditions prevailing in the Brazilian waste management; the strength of Estre’s internal controls; those factors discussed in Estre’s prospectus, dated December 8, 2017, under the heading “Risk Factors,” and other documents of Estre filed, or to be filed, with the SEC. These statements speak only as of the date they are made and neither Boulevard nor Estre undertakes any obligation to update any forward-looking statements contained herein to reflect events or circumstances which arise after the date of this press release.

Annex

Table A: Adjusted EBITDA and Adjusted Income Statement 2016 and 2017

	2016				2017
in R$ million	As Presented	Reversal of Non- recurring Events		Adjusted	As Presented	Reversal of Non- recurring Events		Adjusted

Revenue from services rendered	1,393	-		1,393	1,365	-		1,365
Cost of services	(879)	(3)	(1)	(883)	(843)	25	(1)	(817)
Gross profit	514	(3)		511	523	25		548
Gross margin	36.9%			36.6%	38.3%			40.1%
Selling, general and administrative expenses	(203)	39	(2)	(164)	(237)	81	(2)	(156)
Allowance for doubtful accounts	13	-		13	(2)	-		(2)
Other operating expenses/income, net	(78)	94	(3)	16	(30)	48	(3)	18
Share of (loss) profit of an associate	10	-		10	(1)	7	(4)	6
Operating expenses	(258)	133		(125)	(270)	136		(134)

Depreciation / Amortization	(165)	3		(161)	(137)	-		(137)
Related to cost of services	(133)	3		(130)	(111)	-		(111)
Related to SG&A	(31)	-		(31)	(26)	-		(26)
Profit before tax/finance expenses	91	133		225	116	161		277
Finance expenses	(401)	75	(5)	(326)	(534)	214	(5)	(320)
Finance income	54	0		54	110	(91)	(6)	18
Loss before income and social contribution taxes	(256)	208		(48)	(309)	284		(25)
Current income and social contribution taxes	(55)	-		(55)	(18)	-		(18)
Deferred income and social contribution taxes	(50)	-		(50)	371	(373)	(7)	(2)

Profit (Loss) for the year from continuing operations	(361)	208		(153)	44	(89)		(45)
Profit after tax from discontinued operations	0	-		0	8	0		8
Profit (Loss) for the year	(361)	208		(153)	52	(89)		(37)

Profit (Loss) for the year from continuing operations	(361)	208		(153)	44	(89)		(45)
(+) Income and social contribution taxes	105	-		105	(353)	373	(7)	20
(+) Depreciation and Amorization	165	(3)		161	137	-		137
(+) Finance expenses	401	(75)	(5)	326	534	(214)	(5)	320
(-) Finance income	(54)	0		(54)	(110)	91	(6)	(18)
Accounting EBITDA	256	130		386	253	161		414
EBITDA Margin	18.4%			27.7%	18.5%			30.3%

(1)
Disregards the effects on Costs of Services of non-reccurring expenses related to cost due to adjustments made in response to findings of internal evaluation process R$0.6 million (in 2017) and -R$3.5 million (in 2016), UTR demobilization R$1.4 million, over provision for demobilizing Soma contract R$12.0 million (in 2017), unssupport payments at Soma R$11.4 million (in 2017)

(2)
Disregards the effects on SG&A of non-recurring events related to tax provisions made in association with the investigation R$11.2 million (in 2017), tax contingencies recognized in the PRT/PERT programs R53.6 million (in 2017), legal and investigation expenses R$4.7 million (in 2017), Stock option -R$7.7 million (in 2017) and R$28.9 million (in 2016), Stock grant R$3.6 million (in 2017), Shareholder bonus and reinbursement R$10.7 million (in 2017), Employee termination expenses R$1.3 million (in 2017) and R$10.5 million (in 2016) and Settlement of Attend (spin-off company)'s former CEO R$3.1 million (in 2017)

(3)
Disregards the effects on (net) Other operating expenses/income of non-recurring events related to tax provisions made in association with the investigation R$3.1 million (in 2017) and R$ 8.7 million (in 2016), write-off of recoverable PIS/COFINS resulting from the investigation R$7.8 million (in 2017), write off of assets R$14.7 million (in 2016), other operating associatied with impairment charges R$37.2 million (in 2017) and R$44.8 million (in 2016), gains and losses on sale of assets R$ 25.8 million (in 2016)

(4)	Equity pickup from spin-off discontinued operations R$7.3 million (in 2017)

(5)
Disregards the effects on Finance Expense of non-recurring events related to fines and penalties recognized in the PRT/PERT programs R$120 million (in 2017), Finance expenses associated with late tax payments made outside the PRT/PERT R$ 82.2 million (in 2017) and R$57.6 million (in 2016), finance expenses in tax provisions made in association with the investigation R$11.3 million (in 2017) and R$17.2 million (in 2016)

(6)	Disregards the effects on Finance Income of a non-recurring event related to the a discount on downpayment associated with debt restructuring -R$91.5 million (in 2017)

(7)	Disregards the effects on Deferred Income and Social Contribution Taxes of a non-recurring event related to deffered tax recognized in conection with PRT/PERT programas R$373.2 million (in 2017)

Table B: Indebtedness

Indebtedness (in R$ million)	2016 Restated	2017	Chg.
Debentures - 1st and 2nd Issues	1,666	1,069	-35.8%
Working Capital	2	360	n.m.
Finame and Lease	24	25	3.7%
Gross Financial Debt	1,692	1,455	-14.0%
Cash and equivalents	31	85	172.5%
Net Financial Debt	1,661	1,370	-17.5%
Net Financial Debt/Adj. EBITDA	4.3x	3.3x	-1.0 p.p.

Tax Liabilities	531	565
Total Gross Debt	2,224	2,019	-9.2%
Total Net Debt	2,193	1,934	-11.8%
Total Net Debt/Adj. EBITDA	5.7x	4.7x	-1.0 p.p.

Table C.1: Statement of Financial Position - Assets

Statement of Financial Position	2016 Restated	2017	2017
	(in R$ million)		(in US$ million)(1)
Assets
Current Assets
Cash and cash equivalents	31	85	26
Trade accounts receivable	717	669	202
Inventories	9	11	3
Taxes recoverable	118	102	31
Other receivables	39	35	11
	913	902	273
Assets held for sale	-	7	2
Total current assets	913	909	275

Noncurrent Assets
Related Parties	10	15	4
Trade accounts receivable	6	109	33
Taxes recoverable	4	52	16
Prepaid expenses	3	-	-
Deferred taxes	41	-	-
Other receivables	8	15	4
Investments	115	7	2
Property, plant and equipment	695	690	208
Intangible assets	554	588	178
Total noncurrent assets	1,435	1,475	446
Total assets	2,348	2,384	721

(1) Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2017, for reais into U.S. dollars of R$3.3080 to U.S.$1.00.

Table C.2: Statement of Financial Position – Liabilities and Equity

Statement of Financial Position	2016 Restated	2017	2017
	(in R$ million)		(in US$ million)(1)
Liabilities and Equity
Current liabilities
Loans and financings	17	14	4
Debentures	1,666	-	-
Trade accounts payable	108	128	39
Provision for landfill closure	16	21	6
Labor payable	107	118	36
Tax liabilities	295	170	51
Accounts payable from acquisition of investments	5	-	-
Related parties	3	83	25
Advances from customers	1	17	5
Accounts payable from land and intangible asset acquisition	9	9	3
Other liabilities	30	33	10
	2,255	592	179
Liabilities directly associated with the assets held for sale	24	24	7
Total current liabilities	2,279	615	186

Noncurrent liabilities
Loans and financing	10	371	112
Debentures	-	1,069	323
Provision for landfill closure	86	93	28
Provision for legal proceedings	246	148	45
Accounts payable from acquisition of investments	5	-	-
Tax liabilities	236	396	120
Deferred taxes	176	137	41
Accounts payable from land acquisition	8	10	3
Other liabilities	40	-	-
Total noncurrent liabilities	806	2,224	672

Equity
Capital	108	-	-
Capital reserve	749	1,068	323
Other comprehensive income	2	2	-
Treasury shares	(37)	-	-
Accumulated losses	(1,565)	(1,521)	(460)
	(744)	(451)	(137)
Non-controlling interest	7	(5)	(2)
Total equity (capital deficiency)	(737)	(456)	(138)
Total liabilities and equity	2,348	2,384	720

(1) Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2017, for reais into U.S. dollars of R$3.3080 to U.S.$1.00.

Table D: Statement of Profit or Loss

Statement of Profit or Loss	2016 Restated	2017	2017
	(in R$ million)		(in US$ million)(1)
Continuing operations
Revenue from services rendered	1,393	1,365	413
Costs of services	(1,012)	(954)	(288)

Gross profit	381	412	124

Operating income (expenses)
General and administrative expenses	(232)	(258)	(78)
Selling expenses	11	(7)	(2)
Share of (loss) proft of an associated	10	(1)	-
Other operating expenses, net	(78)	(30)	(9)
	(289)	(296)	(89)

Profit before finance income and expenses	92	116	35

Finance expenses	(401)	(534)	(162)
Finance income	54	110	33

Loss before income and social contribution taxes	(256)	(309)	(93)

Current income and social contribution taxes	(55)	(18)	(6)
Deferred income and social contribution taxes	(50)	371	112

Profit (loss) for the year from continuing operations	(361)	44	14

Discontinued operations
Profit (loss) after income and social contribution tax from discontinued operations	0	8	2
Profit (loss) for the year	(361)	52	16

(1) Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2017, for reais into U.S. dollars of R$3.3080 to U.S.$1.00.

Table E: Statement of Cash Flows

Statement of Cash Flows	2016 Restated	2017	2017
	(in R$ million)		(in US$ million)(1)
Operating activities
Profit (loss) after tax from continuing operations	(361)	44	13
Profit (loss) after tax from discontinued operations	-	8	2
Profit (Loss) for the year	(361)	52	16

Adjustments to reconcile to net cash flows:
Depreciation, amortization and depletion	165	137	41
Allowance for doubtful accounts	(13)	2	1
Residual value on disposal of PP&E/intangible assets	4	23	7
Share of (loss) profit of an associate	(10)	1	-
Goodwill and PP&E impairment	45	37	11
Provision for income and social contribution taxes	55	18	6
Deferred income and social contribution taxes	50	(371)	(112)
Additions to provision for legal proceedings, net of reversals	49	56	17
Changes in fair value of call option	21	-	-
Remeasurement of previously held interest in Catanduva	-	(1)	(0)
Accrual of monetary variation, financial charges and interest	297	380	115
Stock Option Plan	29	4	1

Working capital adjustments :
Trade accounts receivable	(192)	(88)	(27)
Taxes recoverable	4	(25)	(8)
Inventories	(1)	(3)	(1)
Advances to suppliers	4	(1)	-
Prepaid expenses	-	3	1
Other receivables	39	-	-
Trade accounts payable	12	19	6
Labor payable	9	10	3
Tax liabilities	6	27	8
Provision for legal proceedings	(7)	(11)	(3)
Other	17	(2)	(1)
Related parties	(9)	(26)	(8)
Cash provided by operating activities	213	243	74

Investing activities
Capital contribution in associates	(5)	(1)	(0)
Payment for acquisition of subsidiaries	(64)	(10)	(3)
Dividends received from associates	5	3	1
Marketable securities	41	-	0
Cash and cash equivalents acquired through business combination	-	2	0
Cash and cash equivalents of UTR	-	4	1
Acquisition of PP&E	(136)	(145)	(44)
Acquisition of Intangible assets	(8)	(53)	(16)
Net cash used in by investing activities	(167)	(200)	(61)

Financing activities
Proceeds from loans and financing	7	22	7
Repayment of loans and financing and debentures	(61)	(99)	(30)
Payment of interest and financial charges	(10)	(299)	(91)
Proceeds and shares obtained in the transaction net of costs	-	387
Net cash from (used in) financing activities	(63)	11	(114)

Increase (decrease) in cash and cash equivalents	(17)	54	16

Cash and cash equivalents at beginning of year	48	31	9
Cash and cash equivalents at end of year	31	85	26

(1) Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2017, for reais into U.S. dollars of R$3.3080 to U.S.$1.00.